SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2011

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40

1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒       Form 40-F   ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐     No    ☒

Announcement  |  Lisbon  |  2 November 2011

Qualified Holdings

Portugal Telecom, SGPS S.A. (“PT”) has received the following information on Norges Bank:

A) Holding fell below the 5% threshold (on 26 October 2011)

On 31 October 2011 PT was informed that the Norges Bank held less than 5% of the voting rights corresponding to the share capital of PT.

Such new holding resulted from the return, on 26 October 2011, of a total of 1,971,492 PT shares held as collateral for other shares lent out.

Additionally, PT was informed that, as a result of the above transaction, a holding corresponding to 44,520,389 ordinary shares representing 4.97% of PT’s share capital and corresponding voting rights was attributed to Norges Bank.

B) 5% threshold exceeded (on 28 October 2011)

On the same date, 31 October 2011, PT was further informed that the Norges Bank now holds, again, more than 5% of the voting rights corresponding to the share capital of PT.

Such new holding resulted from the receipt, on 28 October 2011, of a total of 1,862,877 PT shares to be held as collateral for other shares lent out.

Additionally, PT was informed that, as a result of the above mentioned transaction, a holding corresponding to 46,353,384 ordinary shares representing 5.17% of PT’s share capital and corresponding voting rights is now attributed to Norges Bank.

This statement is pursuant to the terms and for the purposes of article 17 of the Portuguese Securities Code and the Portuguese Securities Commission Regulation no. 5/2008, following communications received by fax from Norges Bank (the Central Bank of Norway), with registered office at Bankplassen 2, P.O. Box 1179 Sentrum, Oslo, Norway, through Norges Bank Investment Management (“NBIM”).

Portugal Telecom, SGPS SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 2, 2011

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira

Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.